

January 13, 2015

Via E-mail
Mr. Christopher C. Work
Chief Financial Officer
Zumiez Inc.
4001 204th Street SW
Lynwood, WA 98036

     Re: **Zumiez Inc.**
              Form 10-K for the Fiscal Year Ended February 1, 2014
              Filed March 18, 2014
              Response dated January 6, 2015
              File No. 000-51300

Dear Mr. Work:

     We have reviewed your filing and response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

Notes to Consolidated Financial Statements, page 54
Note 3. Business Combination
Blue Tomato, page 60

1. We note from your response to comment four of our letter dated December 19, 2014 that during the fourth quarter of 2013, the net sales results of Blue Tomato continued to trend below the internal projections needed to achieve the payout of the financial incentive payments and resulted in a decrease in internal projections for fiscal 2014. We further note the financial metrics include performance incentives related to (i) achieving certain EBITDA performance of Blue Tomato for the year ending April 30, 2015 and (ii) opening certain defined incremental stores in the European market by April 30, 2015.

Please note that ASC 805-30-50-1(c) requires a description of contingent consideration arrangements in the financial statements including the basis for determining the amount of any payments. Also, disclosure of the changes in the range of outcomes and reasons for those changes is required to be disclosed in accordance with ASC 805-30-50-4. Given these disclosure requirements, please provide draft disclosure to be included in future filings to disclose both the nature and terms of the contingent consideration arrangement including the metrics which must be achieved for payments to occur, and the nature and timing of the changes in facts and circumstances that resulted in your reversal of the previously recorded expense for future incentive payments of $5.8 million during the fourth quarter of the fiscal year ended February 1, 2014. As part of your revised disclosure, please also explain why your determination that the financial metrics would not be achieved did not occur until the fourth quarter of your fiscal year ended February 1, 2014.

You may contact Myra Moosariparambil at (202) 551-3796 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining